UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

XBIOTECH INC.

(Name of Subject Company (Issuer))

XBIOTECH INC.

(Name of Filing Person (Offeror and Issuer))

Common Shares, no par value

(Title of Class of Securities)

98400H102

(CUSIP Number of Class of Securities)

John Simard

President and Chief Executive Officer

5217 Winnebago Lane

Austin, TX 78744

(512) 386-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Brian P. Fenske

Norton Rose Fulbright US LLP

1301 McKinney Street, Suite 5100

Houston, TX 77010-3095

(713) 651-5151

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by XBiotech Inc., a British Columbia corporation (the “Company”), to purchase up to an aggregate amount of $80,000,000 in value of its common shares, no par value per share (the “Shares”), at a price not greater than $4.00 nor less than $3.80 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and on the website established for purposes of effectuating the offer, which together with the Offer to Purchase and the Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address: The name of the issuer is XBiotech Inc. The address of its principal executive offices is 5217 Winnebago Lane, Austin, Texas 78744, and the telephone number of its principal executive offices is (512) 386-2900.

(b)	Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)

Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address: The Company is the filing person. The Company’s address and telephone number are set forth under Item 2(a) above. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)

Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”), Section 13 (“Certain United States and Canadian Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)

Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)

Use of the Securities Acquired: The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)

Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d)	Borrowed Funds: Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership: The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)

Securities Transactions: The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information: Not applicable.

(b)	Pro Forma Information: Not applicable.

Item 11. Additional Information.

(a)

Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”), Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c)	Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 17, 2023.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release, dated May 17, 2023.

(a)(5)(ii)	Summary Advertisement, dated May 17, 2023.

(b)	Not Applicable.

(d)(i)	XBiotech 2005 Incentive Stock Option Plan (Restated) (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 19, 2015).

(d)(ii)	XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1/A filed with the SEC on March 10, 2015).

(d)(iii)	Second Amendment to the XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020).

(d)(iv)	Third Amendment to the XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020).

(d)(v)	Form of Incentive Share Option Agreement under the XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2023).

(d)(vi)	Form of Nonqualified Share Option Agreement under the XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2023).

(d)(vii)	Executive Employment Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

Exhibit No.	Description

(d)(viii)	Change in Control Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

(d)(vix)	Form of indemnification agreement between XBiotech and each director of XBiotech (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

(d)(ix)	Board Member Agreement, dated as of July 10, 2019, by and between XBiotech Inc. and Peter Libby (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 16, 2019).

(d)(x)	Board Member Agreement, dated as of February 27, 2018, by and between XBiotech Inc. and Jan-Paul Waldin (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2023).

(d)(xi)	Board Member Agreement, dated as of March 20, 2018, by and between XBiotech Inc. and Donald H. MacAdam (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2023).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XBIOTECH INC.

By:	/s/ John Simard
Name:	John Simard
Title:	President and Chief Executive Officer

Date: May 17, 2023